AMENDING AGREEMENT DATED AS OF MARCH 31, 2004
(re: Employment Agreement dated December 31, 1999)

BETWEEN

ZI CORPORATION, a corporation incorporated under the laws of the Province of Alberta (the “Corporation”)

OF THE FIRST PART

- and -

MICHAEL E. LOBSINGER, of Calgary, Alberta (the “Employee”)

OF THE SECOND PART

WHEREAS:

A.
the Corporation and the Employee are parties to an Employment Agreement dated the 31st day of December, 1999 (hereafter referred to as the “Employment Agreement”), a copy of which (without schedules) is annexed hereto as Schedule 1;

B.
the Employment Agreement, pursuant to the provisions of Article 2.1 thereof, was automatically renewed and extended for a three year period, namely January 1, 2003 - December 31, 2005, following the expiry of its initial three year term;

C.
during the current term, the Corporation encountered various unexpected financial and business uncertainties which rendered it difficult or impractical for the Corporation to fully perform its contractual obligations to the Employee under the Employment Agreement;

D.
for the benefit of the Corporation, the Employee extended various accommodations (“the accommodations”) to the Corporation to assist it during uncertain times, including but not necessarily limited to the reduction of his remuneration, the deferral of salary, a change of his title and responsibilities and a forbearance of certain contractual rights available to him as a result of those accommodations;

E.	the accommodations extended by the Employee to the Corporation have included the following:

(i)
effective May 1, 2003, the Corporation ceased paying the Employee the salary provided for in Article 4.1 of the Employment Agreement and commenced paying him the equivalent of one-third of that salary, deferring payment of the difference on terms to be agreed upon;

(ii)	effective November 19, 2003, the Corporation appointed another individual to serve as the Chief Executive Officer of the Corporation;

(iii)	effective November 20, 2003, the Corporation and the Employee agreed that the Employee’s annual base salary would be reduced to $225,000.00 ($CDN) from $300,000.00 ($USD);

(iv)
from November 20, 2003 until the date of this Agreement, the Corporation has continued to pay the Employee a salary amount equivalent to one-third of his former salary rather than the agreed revised amount of $225,000.00 ($CDN);

F.
as a consequence of the foregoing, the parties have agreed to formally amend the provisions of the Employment Agreement in such manner as is fair, reasonable or necessary to reflect the changes and accommodations that have transpired since the expiry of the initial term of the Employment Agreement;

G.	the employee has received legal advice respecting the matters referred to herein and fully understands the provisions, consequences and effect of the Employment Agreement as amended by this Agreement.

NOW THEREFORE, IN CONSIDERATION of the mutual covenants and premises herein set forth, and for other good and valuable consideration, including the accommodations, (the receipt and sufficiency of which consideration are hereby acknowledged) the parties hereby agree as follows:

1.
Except as specifically provided for herein, and as may be necessary to give force and effect to the provisions of this Agreement, the terms and conditions of Employment Agreement shall continue in full force and effect.

2.
The Employment Agreement, as amended hereby, shall have a term that expires on December 31, 2006. The renewal and extension provisions in Article 2.1 of the Employment Agreement shall continue to apply.

3.	Article 1.1(o) of the Employment Agreement is hereby amended to provide as follows:

“Services” means occupying the position of Chairman of the Board of Directors and performing such duties and having such responsibilities as may be determined from time to time by the Board of Directors consistent with those positions in relation to the Corporation and any of its affiliated or associated corporations as determined by the Board of Directors.”

4.	Article 4.1 of the Employment Agreement is hereby amended to provide as follows:

“The annual base salary payable to the Employee, in consideration for the provision of the Services by the Employee hereunder, shall be $225,000.00 ($CDN) exclusive of bonuses, benefits and other compensation. Such annual base salary shall be payable in arrears in equal monthly instalments at the end of each month during the term hereof.”

5.	Article 4.4 of the Employment Agreement is hereby amended to provide as follows:

“In addition to the consideration set forth herein, the Corporation hereby agrees to forthwith grant to the Employee, subject to the terms and conditions hereinafter set forth and those set forth in the Stock Option Plan of the Corporation, including the execution and delivery of any agreement required under such Plan (a copy of which Plan is annexed hereto as Schedule 2);

(a) options to purchase from the Corporation 400,000 Common Shares in the Corporation, in addition to those options previously granted to the Employee, and;

(b) 250,000 Restricted Stock Units (“RSU’s”), in addition to those RSU’s previously granted to the Employee.

Particulars of the said previous grants of options and RSU’s are annexed hereto as Schedule 3. The Employee shall enter into such agreements as may be required by or under the Stock Option Plan in the form prescribed thereunder. Appropriate adjustments shall be made to such number of shares to give effect to adjustments in the number of shares of the Corporation, the payment of stock dividends by the Corporation or other relevant changes in the capital of the Corporation.”

6.	Article 4 of the Employment Agreement is further amended to include an Article 4.5 which shall provide as follows:

“The Corporation acknowledges that it is indebted to the Employee in the amount of $240,340.05 ($CDN) (the “Deferred Compensation”) representing base salary that accrued to but was not paid to the Employee during the periods May 1 - November 19, 2003 and November 20 - March 31, 2004. The Deferred Compensation represents a debt from the Corporation to the Employee which shall be repaid (without interest) in full, without set-off, deduction or abatement whatsoever except lawfully required statutory deductions, on the earlier of:

(a) ten days following the termination of the Employee’s employment with the Corporation for any reason whatsoever; or

(b) December 31, 2005.

Nothing herein shall preclude the parties from agreeing to different repayment terms respecting the Deferred Compensation following the execution of this Agreement, but any such agreement shall be ineffective unless in writing executed by both parties.”

7.	Article 10 of the Employment Agreement shall be amended to include an Article 10.3 which shall provide as follows:

“In the event of termination of the Employee’s employment with the Corporation for any reason whatsoever, including but not necessarily limited to those specified herein, the Employee acknowledges and agrees that, notwithstanding any provisions of the Stock Option Plan of the Corporation and any Stock Option or like agreements between the Employee and the Corporation that could be construed or interpreted to the contrary, the following provisions shall apply in respect of all options or restricted stock units that have been granted by the Corporation to the Employee at any time:

(a)
the Employee shall not be entitled to pursue or maintain any claims, actions, rights or remedies based on or arising from the premise that he is entitled to receive reasonable notice of termination of his employment, or that the wording of the Corporation’s Stock Option Plan can or should be interpreted to provide that any cessation or termination provisions contained therein apply only in the event of a lawful or proper cessation or termination;

(b)
the Employee shall not be entitled to claim any damages or other relief of any nature or description whatsoever in respect of any options or restricted stock units granted but not vested as at the Date of Termination;

(c)
this Agreement provides completely and exclusively for any and all claims, recourse, remedies, payments or rights available to the Employee in the event of the termination of his employment for any reason whatsoever, including but not limited to an unlawful termination, and the Employee is prohibited, barred and estopped from advancing any other claims in the event of a termination of his employment for any reason, lawful or unlawful;

(d)	the Employee acknowledges and agrees that he is familiar with and understands the provisions of the Corporation’s Stock Option Plan, including but not limited to the following current provision:

‘If a Participant shall cease to be a director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates for any reason (other than death), the Participant may, but only within 90 days next succeeding the Participant’s ceasing to be a director, officer, employee or consultant and subject to the ten year maximum period provided in section 10(a) hereof, exercise the Participant’s Option and/or RSU to the extent that the Participant was entitled to exercise them at the date of such cessation.’

8.	Article 12.1(c) of the Employment Agreement is hereby amended to provide as follows:

“Termination by the Corporation for Just Cause. If the Employee’s employment is terminated by the Corporation for Just Cause the Corporation shall pay to the Employee, if not theretofore paid, the fraction of the Annual Salary earned by or payable to the Employee by the Corporation or its subsidiaries during the then current fiscal year of the Corporation for the period to and including the Date of Termination, and neither the Corporation nor its subsidiaries shall have any further obligations to the Employee under this Article 12.”

9.	Article 12.1 of the Employment Agreement shall be amended to include an Article 12.1 (e) which shall provide as follows:

“Termination by the Employee Arising from Control Change Other than for Qualifying Reason. Upon a Control Change, the Employee may, within sixty (60) days following the Control Change, at his complete and unfettered discretion, acting reasonably or unreasonably, terminate this Agreement by notifying the Corporation in writing that he has elected to terminate this Agreement. Within ten (10) days of the provision of such notice to the Corporation, the Corporation shall pay to the Employee an amount equal to three (3) times the Annual Salary at the rate in effect at the Date of Termination. The payment provided for in this Article 12.1(e) is the only severance payment the Employee will receive in the event of the termination of this Agreement for reasons contemplated in this Article 12.1(e).”

10.	Article 19.6 of the Employment Agreement is hereby amended to provide as follows:

“All references herein to currency shall be to United States dollars, except as otherwise specifically provided herein.”

11.	Article 19 of the Employment Agreement shall be amended to include an Article 19.7 which shall provide as follows:

“The Corporation shall be obliged to pay interest to the Employee at a rate of 10% per annum on any overdue amounts that it becomes obliged to pay the Employee hereunder arising from the termination of the Employee’s employment for any reason whatsoever.”

IN WITNESS WHEREOF the Corporation has executed this Agreement by its proper officers acting in that behalf and the Employee has hereunto executed this Agreement, all as of March 31, 2004.

Witness		Michael E. Lobsinger

Name of Witness (Printed)

Per:

Per:

Zi Corporation